Schedule B:  Supplementary Information
                                                                         Page 1

CARMANAH TECHNOLOGIES CORPORATION

For the year ended December 31, 2002
(Unaudited - Prepared by Management)



Section 1

Breakdown, by major category, of Cost of Goods Sold during the current fiscal year-to-date:

Direct materials                   $      2,332,536
Labour                                      224,515
Production overhead                         205,589
Inventory adjustments and variance           46,105
                                   $      2,808,745


Breakdown, by major category, of office and administration during the current fiscal year-to-date:

Building repairs, maintenance and security      $           11,825
Consulting fees                                             50,542
Computers and equipment repairs and maintenance             34,720
Directors' fees                                             14,000
Dues, licenses and donations                                18,076
Entertainment                                               13,357
Insurance                                                   21,783
Management fees                                            120,000
Office supplies                                             54,273
Printing                                                     8,316
Professional fees                                           95,430
Promotion and road shows                                    11,474
Recruitment, training, seminars                             12,763
Regulatory and transfer agent                               18,586
Rent and storage                                            66,998
Shipping and customs                                        12,376
Telephone and utilities                                     54,456
Travel and vehicle                                          65,556
                                                 $         684,531


Breakdown, by major category, of research and development during the current fiscal year-to-date:

Contract employment           $           49,801
Materials and small tools                198,829
Wages                                    437,155
Less:  SDTC Grant Recovery             (142,734)
                               $         543,051


#

                                         Schedule B:  Supplementary Information
                                                                         Page 2

CARMANAH TECHNOLOGIES CORPORATION

For the year ended December 31, 2002
(Unaudited - Prepared by Management)



Section 1 (continued):

Breakdown, by major category, of sales and marketing during the current fiscal year-to-date:

Advertising            $               12,954
Marketing activities                  197,076
Public relations                       59,884
Trade shows and travel                252,532
Entertainment                          10,595
                        $             533,041


Transactions with non-arms length parties during the current fiscal year-to-date:

A salary of $74,083 was paid for research and development to a director and contract fees of $297,220 to a company part owned by a director of the Corporation. The contracted company provides two senior management positions, and one project manager position to CTI.

Management fees of $120,000 were paid to a company controlled by a director and an officer of the Corporation.

Directors' fees of $14,000 were paid to two directors of the Corporation.



Section 2

A.    Securities issued during the current fiscal year-to-date:

Date of   Type of    Type of    Number of   Price  Total      Type of         Commission
Issue     Security   Issue      Shares             Proceeds   Consideration
March 21, Common     Private    90,000      $0.54  $48,600    Cash            -
2002      shares     placement

March 21, Common     Private    350,000     $0.54  $189,000   Cash            -
2002      shares     placement


B.    Options granted during the current fiscal year-to-date:

Date           Name of Optionee  Type of   Number of  Exercise  Expiry
Granted                          Option    Shares     Price     Date
June 13, 2002  Kelly Edmison     Director  83,332     $0.75     June 13, 2007
June 13, 2002  Trevor Johnstone  Director  83,332     $0.75     June 13, 2007

                                         Schedule B:  Supplementary Information
                                                                         Page 3

CARMANAH TECHNOLOGIES CORPORATION

For the year ended December 31, 2002
(Unaudited - Prepared by Management)



Section 3

A.    Authorized and issued share capital as at December 31, 2002:

      Authorized share capital - unlimited common shares without par value.

      A total of 20,652,710 shares have been issued for a total of $3,267,346.


A.    Options,   warrants  and  convertible  securities  outstanding  as  at
      December 31, 2002:

                 Number     Exercise or
Security      Or Amount  Convertible Price    Expiry Date
Stock Options   229,333       $0.60          February 3, 2005
              2,753,832       $0.75          June 20, 2006
                166,664       $0.75          June 13, 2007

Warrants      1,167,467       $1.25          June 21, 2003
                233,493       $0.75          June 21, 2003



C.    Shares in escrow or subject to pooling as at December 31, 2002:

      Common shares in escrow - 4,339,883

      These shares are released as follows: 1,370,271 on each of December 6, 2002, July 6, 2003; December 6, 2003 and July 6, 2004.

D.    List of directors and officers as at December 31, 2002:

Art Aylesworth       Director, President & CEO
Dr. David Green      Director & Chairman
Kelly Edmison, LLB   Director
Trevor Johnstone, CA Director
Praveen Varshney, CA Director
Peeyush Varshney     Secretary

#

                                             Schedule C:  Management Discussion
                                                                         Page 1
CARMANAH TECHNOLOGIES CORPORATION
For the year ended December 31, 2002
(Unaudited - Prepared by Management)


MANAGEMENT DISCUSSION AND ANALYSIS

Carmanah's total revenues for the 12 months ended December 31, 2002 increased 91% to $6,468,899, compared with $3,373,453 for the preceding year. Revenues were derived from the sale of solar-powered LED (light emitting diode) hazard, safety and navigation lights. Sales were sourced through a worldwide distribution network and direct sales efforts in key market segments and territories. Revenue growth was achieved through increased investment in direct sales and marketing resources and activities. Sales increased throughout the Company's existing product lines and through the introduction of several new products.

Net income (loss) for 2002 was $36,393, compared with $(676,498) for 2001. The net profit for 2002 was primarily the result of increased sales, improved gross margins and lowered operating costs as a percentage of sales. Net income
(loss) before income tax, depreciation and amortization (EBITDA) was $384,393, compared with ($335,652) for 2001.

Carmanah's gross profit margin increased to 56% of sales, a 3% increase over previous year's 53% gross profit margin. This increase was the result of an aggressive direct sales program. Products sold via direct sales methods were priced at retail, rather than at the wholesale pricing extended to distributors. Direct sales comprised 43% of total sales in fiscal 2002, compared with 22% in fiscal 2001.

Wages and benefits expense represents the Sales and Marketing, Operations and Finance departments. For the year ended December 31, 2002, wages and benefits increased 34% to $1,517,416, compared with $1,135,033 in 2001. This increase was the result of the implementation of a direct sales commission plan in 2002, as well as an increase in new hires. Carmanah had 47 Full-Time Equivalent's (FTE's) in fiscal 2002, compared with 31 FTE's in 2001. Office and administration expenses in 2002 were $684,531, representing a 27% increase over 2001 at $539,360. During the 2002 year, the Company moved its sales, operations, and engineering departments into an adjacent building, resulting in increased rent, utilities and general office costs. Given the sales growth experienced in 2002, however, the total office and administration expenses in 2002 were minimal; office and administration represented only 11% of total sales in 2002, as compared to 16% in 2001.

During 2002, research and development expenses of $543,051 represented a 100% increase over the previous year's $271,485. This $543,051 is net of eligible expenses recovered under a grant awarded to the Company by Sustainable Development Technology Canada. Under the terms of the agreement, the Company will be reimbursed for certain research and development costs incurred to develop and commercialize specific projects to a maximum contribution of $500,000. As at December 31, 2002, eligible research and development expenses in the amount of $142,734 were recovered. Carmanah also invested in development of products for new markets. Approximately 41% of total research and development expenses represent new product development. Furthermore, in 2002, the Company did not defer any of its research and development expenses in 2002, whereas it deferred $231,202 in 2001.

Sales and marketing expenses in 2002 were $533,041, representing a 166% increase over 2001 at $200,705. Carmanah continued to increase sales and marketing activities for new and existing product lines throughout its worldwide marketplace. Focus was also placed on new market introduction as well as key trade shows and customer contact.

                                             Schedule C:  Management Discussion
                                                                         Page 2
CARMANAH TECHNOLOGIES CORPORATION
For the year ended December 31, 2002
(Unaudited - Prepared by Management)


Carmanah's cash and cash equivalents at December 31, 2002 was $679,100, compared to $1,060,817 at December 31, 2001. Net cash usage from operations and investing activities for the year was $725,281. Financing for the Company's operations was funded primarily from the reserves of original funds raised in the 2001 reverse takeover and a private placement during 2002 in the amount of $237,600. Subsequent to December 31, 2002, the Company closed a private placement issuing 2 million shares for gross proceeds of $1,480,000. Net working capital at year-end for 2002 was $2,006,148, with a current ratio of 2.7:1 and $104,705 of non-current debt obligations.

ABOUT CARMANAH TECHNOLOGIES INC.

Carmanah Technologies Inc., the Corporation's wholly-owned subsidiary, designs, manufactures and supplies patented, proprietary solar-powered LED lighting solutions to the marine, transit, roadway and railway markets. The company has distributors in over 80 countries and now has more than 45,000 units installed worldwide. The shares of Carmanah Technologies Corporation (parent company) are publicly traded on the TSX Venture Exchange under the symbol "CMH" and on the Berlin and Frankfurt Stock Exchanges under the symbol "QCX". For further information, please visit www.carmanah.com.

On Behalf of the Board of Directors
CARMANAH TECHNOLOGIES CORPORATION

" Art Aylesworth "

ART AYLESWORTH
President

#